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[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]

January 14, 2009

By EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0305

Attention: Ms. Amanda McManus

Re:	Protective Life Insurance Company Registration Statement on Form S-3. Filed November 26, 2008 File No. 333-155707

Dear Ms. McManus:

        On behalf of Protective Life Insurance Company, a Tennessee stock life insurance company ("Protective Life"), we are writing to respond to the comments of the Staff of the Commission, with respect to the above referenced Registration Statement (the "Registration Statement"), in the letter dated December 24, 2008 (the "Comment Letter"), addressed to Deborah J. Long, Esq., Senior Vice President, Secretary and General Counsel of Protective Life. The bold numbered paragraphs and headings below are taken from the Comment Letter, and Protective Life's responses to each such comment follow in plain text.

        Protective Life is filing, via EDGAR, Amendment No. 1 ("Amendment No. 1") to the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement. Page references in the responses below are to Amendment No. 1. Terms used herein but not otherwise defined will have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-3

General

  1.
  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

        Protective Life hereby confirms that Protective Life and each issuing entity previously established, directly or indirectly, by Protective Life or any affiliate of Protective Life have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the notes registered under the Registration Statement. Protective Life respectfully advises the Staff that none of its affiliates have offered a class of asset-backed securities involving the same class of assets as this offering. Protective Life has supplementally attached hereto as Annex I a list of CIK codes and Commission file numbers for each issuing entity that has offered a class of asset-backed securities involving the same asset class as the securities registered on the Registration Statement under Protective Life's existing secured notes programs (File Nos. 333-100944 and 333-126757) (the "Existing Programs") Annex I also includes the CUSIP numbers, issuance dates and maturity dates for the notes issued by such issuing entities.

  2.
  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

        Protective Life hereby confirms that all material terms to be included in the finalized agreements will also be disclosed in the applicable final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the applicable final prospectus.

  3.
  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

        Protective Life hereby confirms that it will file unqualified legal and tax opinions in connection with each takedown.

  4.
  Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement prior to or at the time of each takedown or that all the material terms will have already been disclosed in the 424. Refer to 1100(f) of Regulation AB.

        Consistent with the response to Staff comment 2 above, Protective Life hereby confirms that it plans to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the Registration Statement or under cover of Form 8-K and incorporated by reference into the Registration Statement prior to or at the time of each takedown or alternatively that all the material terms will have already been disclosed in the applicable final Rule 424 prospectus.

  5.
  Please tell us how you intend to provide for an annual report on assessment of compliance with servicing criteria for asset-backed securities as well as an attestation report from a registered public accounting firm pursuant to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB. See also Item 1123 of Regulation AB. Please note that all of the required reports must be filed as exhibits to the annual report on Form 10-K.

        In response to the Staff's comment, Protective Life informs the Staff that, consistent with past practice in connection with the Existing Programs, each issuing entity will file an annual report from each party participating in the servicing functions on assessment of compliance with servicing criteria for asset-backed securities as well as an attestation report from an independent registered public accounting firm pursuant to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB as exhibits to such issuing entity's annual reports on Form 10-K to the extent such issuing entities are required to file such reports.

  6.
  Please file the forms of the pricing supplements you intend to use.

        In response to the Staff's comment, Protective Life has filed the forms of pricing supplements as exhibits 99.1 and 99.2 to Amendment No. 1.

  7.
  Please note that a takedown off of a shelf that involves structural features that were not described in the base prospectus will usually require either a new registration statement or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. In this connection, please explain references to structural features which do not appear to relate directly to a pricing supplement or revise to remove them. Examples include:

  •
  Additional terms of the notes, in the final bullet point on page 23 of the base prospectus;

  •
  Certain federal income tax considerations, in the second paragraph on page 24 of the base prospectus;

  •
  Additional events of default, in the final bullet point on page 29 and final bullet point on page 39 of the base prospectus; and

  •
  A different use of proceeds, in the ninth bullet point on page S-15.

        Protective Life respectfully advises the Staff that the Registration Statement contains all information that is required to be included therein and omits only specific pricing terms as permitted by Rule 430A and information that is not currently known or reasonably available to Protective Life as permitted by Rules 409 and 430B. Such omitted information will be included in pricing supplements or prospectus supplements relating to each series of notes filed pursuant to Rule 424(b), and the filing date of a prospectus containing information omitted from a prospectus in reliance on Rule 430B shall be deemed a new effective date of the part of the registration statement relating to the securities to which such form of Rule 424(b) prospectus relates. Protective Life advises the Staff that the terms noted in the bullet points above should be considered pricing information or information that is not currently known or reasonably available to Protective Life for the reasons indicated in the corresponding paragraphs below.

  •
  Additional terms of the notes, in the final bullet point on page 23 of the base prospectus;

        Additional terms of the notes may be pricing information or information that is not currently known or reasonably available to Protective Life. In the course of establishing the pricing terms of a series of notes, potential investors, in particular institutional investors making reverse inquiries, may request terms of a series of notes that do not conflict with the indenture or otherwise result in the creation of a new class of securities that must be registered by a new registration statement or post-effective amendment, but are not variable terms that are typically subject to change in each offering. Such additional terms of the notes could affect the rate of interest that the issuing trust would have to pay on the relevant notes. Examples include payment of additional amounts in respect of withholding taxes, which is not typically a variable term but is noted as a possibility in the Registration Statement. A pricing supplement may also specify a paying agent other than the indenture trustee or information about the agents for the offering.

  •
  Certain federal income tax considerations, in the second paragraph on page 24 of the base prospectus;

        Protective Life respectfully advises the Staff that each prospectus supplement included in the Registration Statement includes a section captioned "Material U.S. Federal Income Tax Considerations" that describes certain federal income tax considerations relevant to holders of notes sold pursuant to such prospectus supplement, and accordingly such sections will be included in the Registration Statement at the time it becomes effective. In addition, a description of certain additional federal tax considerations may be pricing information or information that is not currently known or reasonably available to Protective Life because additional or different tax disclosure could be required in certain circumstances, such as in the case of a series of notes with maturities of greater than 30 years, the issuance of which is noted as a possibility in the Registration Statement. Such federal income tax considerations could affect the rate of interest that the issuing trust would have to pay on the relevant notes.

  •
  Additional events of default, in the final bullet point on page 29 and final bullet point on page 39 of the base prospectus;

        Additional events of default may be pricing information or information that is not currently known or reasonably available to Protective Life. In the course of establishing the pricing terms of a series of notes, potential investors, in particular institutional investors making reverse inquiries, may request additional events of default. Additional events of default affect the rate of interest that the issuing trust would have to pay on the relevant notes. Each additional event of default increases the investors'

protection against non-performance by the issuing trust. As such, the issuing trust may be able to pay a lower rate of interest on the relevant notes.

  •
  A different use of proceeds, in the ninth bullet point on page S-15.

        A different use of proceeds is information that is not currently known or reasonably available to Protective Life because Protective Life may have as yet unknown funding needs in the future that require it to issue notes to raise proceeds for a use or uses other than that described in the base prospectus. Protective Life notes that it is common market practice for S-3 registrants to provide a use of proceeds in a base prospectus that includes a proviso that a different use of proceeds may be provided in a prospectus supplement or pricing supplement for a specific offering.

Base Prospectus

General

  8.
  It appears that your disclosure uses the first person to refer to Protective Life Insurance Company, but you also at times refer to Protective Life Insurance Company in the third person. Please revise for consistency. In this connection, revise your disclosure under Forward Looking Information on page ii to clearly indicate that the Private Securities Litigation Reform Act is not available to the issuing entities. Your current disclosure is not sufficiently prominent to counter the prominent references to Sections 27A and 21E at the beginning of the paragraph. Similar clarifying changes should be made when referring to "our" 10-K at the top of page 11.

        In response to the Staff's comment, Protective Life has removed all uses of the first person to refer to Protective Life. Protective Life has revised the disclosure under the caption "Forward Looking Information" in the base prospectus and both prospectus supplements to prominently indicate that the Private Securities Litigation Reform Act is not available to the issuing entities and to clarify the references to Protective Life's 10-K.

  9.
  There are a number of places throughout the base prospectus, particularly on pages 6, 37, 42, and 43, where you indicate that the "summary is not complete." However, these are or should be complete summaries. Please revise to clarify.

        Protective Life respectfully advises the Staff that the descriptions of material agreements and the program in the base prospectus are supplemented by the applicable prospectus supplement filed as part of the Registration Statement, and will be further supplemented by a pricing supplement or prospectus supplement in connection with each offering. The base prospectus describes only the general terms of the agreements and the program. The prospectus supplements filed as part of the Registration Statement, which are specific to offerings of InterNotes to retail investors or medium-term notes to institutional or retail investors, provide further detailed information applicable to the offerings. Protective Life believes that the base prospectus when taken together with the applicable prospectus supplement as further supplemented by a pricing supplement or prospectus supplement relating to a particular series of notes will provide a complete summary of the material terms of each agreement and of the securities being offered. Protective Life believes that it would be misleading to tell investors that the base prospectus is a complete summary of the material agreements or the program.

Risk Factors, page 11

  10.
  Please add a risk factor that discusses how current market conditions are expected to impact your transaction, and discuss any potential impact to Protective Life Insurance Company due to the current economic climate.

        In response to the Staff's comment, Protective Life has revised the risk factor captioned "There may not be any trading market for your notes; many factors affect the trading and market value of your notes" in the base prospectus and directs the Staff's attention to the references to current market conditions in the risk factor captioned "An increase in market rates could result in a decrease in the value of any notes bearing interest at a fixed rate" in the base prospectus. Protective Life advises the Staff that the potential impact to Protective Life due to the current economic climate is discussed under Part II, Item 1A. Risk Factors ("Item 1A.") in Protective Life's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, which report is incorporated by reference in the Registration Statement, under the captions "The Company's investments are subject to market and credit risks. These risks could be heightened during periods of extreme volatility or disruption in financial and credit markets", "Credit market volatility or disruption could adversely impact the Company's financial condition or results from operations", "Disruption of the capital and credit markets could negatively affect the Company's ability to meet its liquidity needs" and "There can be no assurance that the actions of the U.S. Government or other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect." A copy of Item 1A. is attached hereto as Annex II.

Description of the Notes, page 23

  11.
  Revise your disclosure in the penultimate sentence of the second paragraph to clarify your obligation to summarize all material terms of material agreements in your prospectus.

        Consistent with the response to Staff comment 9 above, Protective Life respectfully advises the Staff that the Description of the Notes in the base prospectus is supplemented by the applicable prospectus supplement filed as part of the Registration Statement, and will be further supplemented by a pricing supplement or prospectus supplement in connection with each offering. The base prospectus describes only the general terms of the notes to be offered under the Registration Statement. The prospectus supplements filed as part of the Registration Statement, which are specific to offerings of InterNotes to retail investors or medium-term notes to institutional or retail investors, provide further detailed information applicable to each series of notes. Protective Life believes that the base prospectus when taken together with the applicable prospectus supplement as further supplemented by a pricing supplement or prospectus supplement relating to a particular series of notes will provide a complete summary of the material terms of each series of notes being offered. Protective Life believes that it would be misleading to tell investors that the base prospectus is a complete summary of the material terms of the notes.

Interest Rate Calculation, page 24

  12.
  We note from the last bullet point the floating rate notes may include such other rates as set forth in the applicable pricing supplement. Please confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

        Protective Life hereby confirms that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Description of the Funding Agreements, Page 37
General, page 37

  13.
  We note your discussion about credit ratings on page 37. Please expand this disclosure to describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

        Protective Life respectfully advises the Staff that there are no arrangements to have the ratings monitored while the securities are outstanding. Protective Life also respectfully advises the Staff that while the expected credit ratings for the notes are disclosed in the Registration Statement, the credit ratings for each series of notes will be disclosed in the relevant pricing supplement or prospectus supplement, and the issuance and sale of the notes is not conditioned on the assignment of a rating by one or more rating agencies.

Part II

Undertakings, page II-2

  14.
  Please provide the undertakings required under Securities Act Reform. Refer to Item 512(a)(5) and (a)(6) of Regulation S-K.

        In response to the Staff's comment, Protective Life has revised the undertakings.

Prospectus Supplement

Material U.S. Federal Income Tax Consideration

  15.
  If you intend to use a short form opinion of tax counsel, please clarify, at the beginning of this section, that the disclosure is not merely a discussion, but in fact represents the opinion of your counsel as to the material tax consequences of an investment in the notes.

        In response to the Staff's comment, Protective Life has clarified, at the beginning of each section, that the disclosure is not merely a discussion, but in fact represents the opinion of Protective Life's counsel as to the material tax consequences of an investment in the notes. Protective Life respectfully advises the Staff that Protective Life intends to file an opinion of tax counsel as Exhibit 8.1 in an amendment to the Registration Statement.

*  *  *  *  *

        If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909 7334 or Andrew P. Hughes at (212) 909 6079.

Sincerely,
/s/ Matthew E. Kaplan Matthew E. Kaplan

cc:	John Stickel
Securities and Exchange Commission
Deborah J. Long, Esq.
Protective Life Insurance Company
Judy Wilson
Protective Life Insurance Company
Max Berueffy
Protective Life Insurance Company
Perry J. Shwachman
Sidley Austin LLP
Anthony J. Ribaudo
Sidley Austin LLP

 Annex I

PROTECTIVE LIFE SECURED TRUSTS
Trust	Cusip	CIK	Commission File No.	Issue Date	Maturity Date
Registration File No.: 333-100944
2003-1	74367FAA6	0001285169	333-100944-02	11/24/03	11/24/08
2004-1	74367CAA3	0001285494	333-100944-03	01/15/04	01/15/10
2004-2	74367CAB1	0001285495	333-100944-04	01/15/04	01/15/19
2004-3	74367CAC9	0001285498	333-100944-05	01/15/04	01/15/29
2004-4	74367CAD7	0001285499	333-100944-06	01/23/04	01/15/09
2004-5	74367CAE5	0001285501	333-100944-07	01/23/04	01/15/19
2004-6	74367CAF2	0001285502	333-100944-08	01/29/04	01/15/11
2004-8	74367CAH8	0001285503	333-100944-09	02/26/04	08/15/10
2004-9	74367CAJ4	0001285504	333-100944-10	02/26/04	02/15/20
2004-10	74367CAK1	0001285506	333-100944-11	03/04/04	03/15/11
2004-11	74367CAL9	0001285507	333-100944-12	03/04/04	03/15/29
2004-12	74367CAM7	0001285508	333-100944-13	03/11/04	03/15/10
2004-13	74367CAN5	0001285509	333-100944-14	03/11/04	03/15/24
2004-14	74367CAP0	0001285510	333-100944-15	03/18/04	03/15/11
2004-15	74367CAQ8	0001285511	333-100944-16	03/18/04	03/15/20
2004-16	74367CAR6	0001285512	333-100944-17	03/25/04	03/15/14
2004-17	74367CAS4	0001285513	333-100944-18	03/25/04	03/15/24
2004-7	74367CAG0	0001285517	333-100944-19	01/29/04	01/15/15
2004-19	74367CAU9	0001285658	333-100944-20	04/01/04	04/15/18
2004-18	74367CAT2	0001285661	333-100944-21	04/01/04	04/15/09
2004-A	74367FAB4	0001286060	333-100944-22	04/07/04	04/01/11
2004-21	74367CAW5	0001286305	333-100944-23	04/08/04	04/15/19
2004-20	74367CAV7	0001286306	333-100944-24	04/08/04	10/15/12
2004-23	74367CAY1	0001287008	333-100944-25	04/15/04	04/15/14
2004-22	74367CAX3	0001287009	333-100944-26	04/15/04	07/15/10
2004-25	74367CBA2	0001287928	333-100944-27	04/22/04	04/15/19
2004-24	74367CAZ8	0001287929	333-100944-28	04/22/04	04/15/13
2004-27	74367CBC8	0001290906	333-100944-29	05/20/04	05/15/29
2004-26	74367CBB0	0001290935	333-100944-30	05/20/04	05/15/12
2004-28	74367CBD6	0001291723	333-100944-31	05/27/04	05/15/12
2004-29	74367CBE4	0001291727	333-100944-32	05/27/04	05/15/29
2004-30	74367CBF1	0001293273	333-100944-33	06/10/04	06/15/10
2004-31	74367CBG9	0001293274	333-100944-34	06/10/04	06/15/24
2004-32	74367CBH7	0001295966	333-100944-35	07/01/04	07/15/10
2004-33	74367CBJ3	0001295967	333-100944-36	07/01/04	07/10/12
2004-34	74367CBK0	0001296535	333-100944-37	07/09/04	01/15/11
2004-35	74367CBL8	0001296536	333-100944-38	07/09/04	07/10/12
2004-B	74367FAC2	0001296865	333-100944-39	07/14/04	04/13/07
2004-37	74367CBN4	0001297785	333-100944-40	07/22/04	07/10/12
2004-36	74367CBM6	0001297786	333-100944-41	07/22/04	04/15/11
2004-38	74367CBP9	0001300729	333-100944-42	08/19/04	08/10/14

PROTECTIVE LIFE SECURED TRUSTS
Trust	Cusip	CIK	Commission File No.	Issue Date	Maturity Date
2004-39	74367CBQ7	0001301976	333-100944-43	09/02/04	09/15/11
2004-40	74367CBR5	0001301977	333-100944-44	09/02/04	09/10/14
2004-C	74367FAD0	0001302952	333-100944-45	09/15/04	03/15/06
2004-41	74367CBS3	0001303025	333-100944-46	09/16/04	09/10/11
2004-43	74367CBU8	0001304527	333-100944-47	09/30/04	09/10/14
2004-42	74367CBT1	0001304536	333-100944-48	09/30/04	09/15/11
2004-D	74367FAE8	0001305038	333-100944-49	10/07/04	10/07/09
2004-45	74367CBW4	0001305226	333-100944-50	10/15/04	10/10/12
2004-44	74367CBV6	0001305229	333-100944-51	10/15/04	10/15/11
2004-47	74367CBY0	0001306401	333-100944-52	10/21/04	10/10/14
2004-46	74367CBX2	0001306402	333-100944-53	10/21/04	10/15/11
2004-49	74367CCA1	0001309522	333-100944-54	11/26/04	11/10/14
2004-48	74367CBZ7	0001309523	333-100944-55	11/26/04	11/15/11
2004-51	74367CCC7	0001310957	333-100944-56	12/09/04	12/15/24
2004-50	74367CCB9	0001310958	333-100944-57	12/09/04	12/10/11
2004-53	74367CCE3	0001312128	333-100944-58	12/23/04	12/15/29
2004-52	74367CCD5	0001312129	333-100944-59	12/23/04	12/10/14
2005-A	74367FAF5	0001314020	333-100944-60	01/14/05	01/14/08
2005-1	74367CCF0	0001314737	333-100944-61	01/21/05	01/15/13
2005-2	74367CCG8	0001314739	333-100944-62	01/21/05	01/10/15
2005-4	74367CCH6	0001319333	333-100944-63	03/03/05	03/15/20
2005-3	74367CCJ2	0001319334	333-100944-64	03/03/05	03/10/12
2005-5	74367CCK9	0001320763	333-100944-65	03/17/05	03/15/15
2005-6	74367CCL7	0001320764	333-100944-66	03/17/05	03/10/12
2005-7	74367CCM5	0001322056	333-100944-67	03/31/05	03/10/15
2005-9	74367CCP8	0001323533	333-100944-68	04/14/05	04/15/15
2005-8	74367CCN3	0001323534	333-100944-69	04/14/05	04/10/15
2005-10	74367CCQ6	0001324233	333-100944-70	04/21/05	05/10/10
2005-B	74367FAG3	0001327080	333-100944-71	05/18/05	05/16/08
2005-12	74367CCS2	0001328194	333-100944-72	05/26/05	05/10/12
2005-11	74367CCR4	0001328195	333-100944-73	05/26/05	05/15/15
2005-13	74367CCT0	0001328881	333-100944-74	06/03/05	06/15/10
2005-14	74367CCU7	0001329400	333-100944-75	06/09/05	06/10/12
2005-16	74367CCW3	0001330788	333-100944-76	06/23/05	06/15/17
2005-15	74367CCV5	0001330789	333-100944-77	06/23/05	06/10/15
2005-17	74367CCX1	0001332252	333-100944-78	07/08/05	07/15/17
2005-18	74367CCY9	0001333530	333-100944-79	07/21/05	07/15/17
2005-C	74367FAH1	0001335830	333-100944-80	08/11/05	08/16/10
Registration File No.: 333-126757
2005-19	74367CCZ6	0001338601	333-126757-01	09/15/05	09/15/13
2005-20	74367CDA0	0001339899	333-126757-02	09/29/05	09/15/14
2005-21	74367CDB8	0001341248	333-126757-03	10/14/05	10/15/14

PROTECTIVE LIFE SECURED TRUSTS
Trust	Cusip	CIK	Commission File No.	Issue Date	Maturity Date
2005-D	74367FAJ7	0001343435	333-126757-04	11/09/05	11/09/10
2005-22	74367CDC6	0001345048	333-126757-05	11/25/05	11/15/25
2005-23	74367CDD4	0001346049	333-126757-06	12/08/05	12/15/13
2005-24	74367CDE2	0001347344	333-126757-07	12/22/05	12/15/13
2006-2	74367CDG7	0001353234	333-126757-08	02/16/06	02/15/09
2006-3	74367CDH5	0001354679	333-126757-09	03/02/06	03/15/14
2006-4	74367CDJ1	0001356095	333-126757-10	03/16/06	03/15/15
2006-5	74367CDK8	0001357542	333-126757-11	03/30/06	03/15/12
2006-6	74367CDL6	0001358933	333-126757-12	04/13/06	04/15/16
2006-7	74367CDM4	0001363669	333-126757-13	05/25/06	05/15/18
2006-8	74367CDN2	0001365188	333-126757-14	06/08/06	06/15/11
2006-9	74367CDP7	0001365189	333-126757-15	06/08/06	06/15/17
2006-11	74367CDR3	0001366554	333-126757-16	06/22/06	06/15/17
2006-10	74367CDQ5	0001366555	333-126757-17	06/22/06	06/15/11
2006-12	74367CDS1	0001368191	333-126757-18	07/06/06	07/15/21
2006-14	74367CDU6	0001369105	333-126757-19	07/20/06	07/15/18
2006-13	74367CDT9	0001369106	333-126757-20	07/20/06	07/15/15
2006-16	74367CDW2	0001372862	333-126757-21	08/17/06	02/15/08
2006-15	74367CDV4	0001373457	333-126757-22	08/24/06	08/15/18
2006-17	74367CDX0	0001374591	333-126757-23	09/08/06	09/15/18
2006-18	74367CDY8	0001375755	333-126757-24	09/21/06	09/15/14
2006-19	74367CDZ5	0001377137	333-126757-25	10/05/06	10/15/26
2006-20	74367CEA9	0001378335	333-126757-26	10/19/06	10/15/14
2006-21	74367CEB7	0001382131	333-126757-27	11/30/06	11/15/15
2006-22	74367CEC5	0001383245	333-126757-28	12/14/06	12/15/16
2007-1	74367CED3	0001387373	333-126757-29	01/25/07	01/15/17
2007-2	74367CEE1	0001391293	333-126757-30	03/01/07	03/15/15
2007-3	74367CEF8	0001392903	333-126757-31	03/15/07	03/15/14
2007-4	74367CEG6	0001394461	333-126757-32	03/29/07	03/15/15
2007-5	74367CEH4	0001395974	333-126757-33	04/12/07	04/15/15
2007-A	74367FAK4	0001400735	333-126757-34	05/29/07	05/29/12
2007-6	74367CEJ0	0001401934	333-126757-35	06/07/07	06/15/14
2007-7	74367CEK7	0001401937	333-126757-36	06/07/07	06/15/16
2007-8	74367CEL5	0001402717	333-126757-37	06/14/07	06/15/23
2007-9	74367CEM3	0001403583	333-126757-38	06/21/07	06/15/23
2007-10	74367CEN1	0001404506	333-126757-39	06/28/07	06/15/27
2007-11	74367CEP6	0001405999	333-126757-40	07/12/07	07/15/27
2007-12	74367CEQ4	0001406883	333-126757-41	07/19/07	07/15/27
2007-13	74367CER2	0001409635	333-126757-42	08/16/07	08/15/27
2007-14	74367CES0	0001410252	333-126757-43	08/23/07	08/15/22
2007-B	74367FAL2	0001410568	333-126757-44	08/28/07	08/28/12
2007-15	74367CET8	0001411992	333-126757-45	09/13/07	09/15/17
2007-C	74367FAM0	0001412419	333-126757-46	09/18/07	09/17/10

PROTECTIVE LIFE SECURED TRUSTS
Trust	Cusip	CIK	Commission File No.	Issue Date	Maturity Date
2007-16	74367CEU5	0001412584	333-126757-47	09/20/07	09/15/27
2007-17	74367CEV3	0001413393	333-126757-48	09/27/07	09/15/19
2007-D	74367FAN8	0001413490	333-126757-49	09/28/07	09/28/12
2007-18	74367CEW1	0001413889	333-126757-50	10/04/07	10/15/19
2007-19	74367CEX9	0001414619	333-126757-51	10/12/07	10/15/19
2007-20	74367CEY7	0001419341	333-126757-52	11/29/07	11/15/19
2007-21	74367CEZ4	0001420072	333-126757-53	12/06/07	12/15/18
2007-22	74367CFA8	0001421470	333-126757-54	12/20/07	12/15/18
2008-A	74367FAP3	0001423738	333-126757-55	01/18/08	01/15/09
2008-B	74367FAQ1	0001423739	333-126757-56	01/18/08	01/15/10
2008-C	74367FAR9	0001423740	333-126757-57	01/18/08	01/18/11
2008-2	74367CFC4	0001423859	333-126757-58	01/17/08	01/15/09
2008-1	74367CFB6	0001424605	333-126757-59	01/25/08	01/15/18
2008-3	74367CFD2	0001427502	333-126757-60	02/22/08	02/15/13
2008-4	74367CFE0	0001428137	333-126757-61	02/28/08	02/15/14
2008-5	74367CFF7	0001428723	333-126757-62	03/06/08	03/15/13
2008-6	74367CFG5	0001429328	333-126757-63	03/13/08	03/15/13
2008-7	74367CFH3	0001429921	333-126757-64	03/20/08	03/15/13
2008-8	74367CFJ9	0001430577	333-126757-65	03/27/08	03/15/13
2008-9	74367CFK6	0001431125	333-126757-66	04/03/08	04/15/13
2008-10	74367CFL4	0001431748	333-126757-67	04/10/08	04/15/13
2008-11	74367CFM2	0001432265	333-126757-68	04/17/08	10/15/13
2008-12	74367CFN0	0001436086	333-126757-69	05/30/08	05/15/13
2008-13	74367CFP5	0001436571	333-126757-70	06/05/08	06/15/13
2008-14	74367CFQ3	0001437207	333-126757-71	06/12/08	06/15/12
2008-15	74367CFR1	0001437685	333-126757-72	06/19/08	06/15/12
2008-16	74367CFS9	0001438347	333-126757-73	06/26/08	06/15/11
2008-17	74367CFT7	0001438932	333-126757-74	07/03/08	07/15/11
2008-18	74367CFU4	0001439351	333-126757-75	07/10/08	07/15/12
2008-19	74367CFV2	0001439968	333-126757-76	07/17/08	07/15/12
2008-20	74367CFW0	0001443813	333-126757-77	08/27/08	08/15/33

 Annex II

PART II

Item 1A.    Risk Factors

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the risks and uncertainties. In addition to the factors listed in the following paragraphs within this section and other information set forth in this report, you should carefully consider the factors discussed in Part I, Item 1A, Risk Factors and Cautionary Factors that may Affect Future Results in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, which could materially affect the Company's business, financial condition, or future results of operations.

A ratings downgrade or other negative action by a ratings organization could adversely affect the Company.

        Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including the Company, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in the Company's products, its ability to market its products and its competitive position. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of the Company could adversely affect the Company in many ways, including the following: reducing new sales of insurance and investment products; adversely affecting relationships with distributors and sales agents; increasing the number or amount of policy surrenders and withdrawals of funds; requiring a reduction in prices for the Company's insurance products and services in order to remain competitive; and adversely affecting the Company's ability to obtain reinsurance at a reasonable price on reasonable terms or at all. A downgrade of sufficient magnitude could result in the Company being required to collateralize reserves, balances or obligations under reinsurance, funding, swap and securitization agreements. A downgrade of sufficient magnitude could also result in the termination of funding and swap agreements.

        Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company. The Company cannot predict what actions the rating organizations may take, or what actions the Company may take in response to the actions of the rating organizations, which could adversely affect the Company.

The Company may be required to establish a valuation allowance against its deferred tax assets, which could materially adversely affect the Company's results of operations, financial condition and capital position.

        Deferred tax assets refer to assets that are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of the deferred tax assets is dependent upon the generation of sufficient future taxable income, including capital gains. If it is determined that the deferred tax assets cannot be realized a deferred tax valuation allowance must be established.

        Based on the Company's current assessment of future taxable income, including available tax planning opportunities, the Company anticipates that it is more likely than not that it will generate sufficient taxable income to realize its deferred tax assets, and, therefore, the Company did not record a valuation allowance against its deferred tax assets as of September 30, 2008. If future events differ from the Company's current forecasts, a valuation allowance may need to be established, which could have a material adverse effect on the Company's results of operations, financial condition and capital position.

The Company's investments are subject to market and credit risks. These risks could be heightened during periods of extreme volatility or disruption in financial and credit markets.

        The Company's invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. These risks could be heightened during periods of extreme volatility or disruption in the financial and credit markets. A widening of credit spreads will increase the unrealized losses in the Company's investment portfolio. The factors affecting the financial and credit markets could lead to other-than-temporary impairments of assets in the Company's investment portfolio.

        The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties that the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

        Significant continued financial and credit market volatility, changes in interest rates and credit spreads, credit defaults, market illiquidity, declines in equity prices, and declines in general economic conditions, either alone or in combination, could have a material adverse impact on the Company's results of operations, financial condition or cash flows through realized losses, impairments and changes in unrealized loss positions. In addition, market volatility can make it difficult for the Company to value certain of its assets, especially if trading becomes less frequent. Valuations may include assumptions or estimates that may have significant period-to-period changes that could have an adverse impact on the Company's results of operations or financial condition.

Credit market volatility or disruption could adversely impact the Company's financial condition or results from operations.

        The Company's statutory surplus is also impacted by widening credit spreads as a result of the accounting for the assets and liabilities on its fixed market value adjusted ("MVA") annuities. Statutory separate account assets supporting the fixed MVA annuities are recorded at fair value. In determining the statutory reserve for the fixed MVA annuities, the Company is required to use current crediting rates in the U.S. In many capital market scenarios, current crediting rates in the U.S. are highly correlated with market rates implicit in the fair value of statutory separate account assets. As a result, the change in the statutory reserve from period to period will likely substantially offset the change in the fair value of the statutory separate account assets. However, in periods of volatile credit markets, such as those the Company is now experiencing, actual credit spreads on investment assets may increase sharply for certain sub-sectors of the overall credit market, resulting in statutory separate account asset market value losses. As actual credit spreads are not fully reflected in current crediting rates in the U.S., the calculation of statutory reserves will not substantially offset the change in fair value of the statutory separate account assets resulting in reductions in statutory surplus. This has resulted and may continue to result in the need to devote significant additional capital to support the product.

Disruption of the capital and credit markets could negatively affect the Company's ability to meet its liquidity needs.

        The Company needs liquidity to meet its obligations to its policyholders and its debt holders, and to pay its operating expenses. The Company's sources of liquidity include insurance premiums, annuity considerations, deposit funds, cash flow from investments and assets, and other income from its operations. In normal credit and capital market conditions, the Company's sources of liquidity also include, either directly or through PLC, a variety of short and long-term borrowing arrangements, including issuing debt securities, as well as raising capital by issuing a variety of equity securities.

        When the credit and capital markets are disrupted as they have been recently, the Company may not be able, either directly or through PLC, to borrow or raise equity capital, or the cost of borrowing or raising equity capital may be prohibitively high. If the Company's internal sources of liquidity are inadequate during such periods, the Company could suffer negative effects from not being able, either directly or through PLC, to borrow or raise capital, or from having to do so on unfavorable terms. The negative effects could include being forced to sell assets at a loss, a lowering of the Company's financial strength ratings, and the possibility that customers, lenders, ratings agencies or regulators develop a negative perception of the Company's financial prospects, which could lead to further adverse effects on the Company.

Difficult conditions in the economy generally could adversely affect the Company's business and results from operations.

        A general economic slowdown could adversely affect the Company in the form of consumer behavior and pressure on the Company's investment portfolios. Consumer behavior could include decreased demand for the Company's products and elevated levels of policy lapses, policy loans, withdrawals and surrenders. The Company's investment and mortgage loan portfolios could be adversely affected as a result of deteriorating financial and business conditions affecting the issuers of the securities in the Company's investment portfolio and the Company's commercial mortgage loan borrowers and their tenants.

There can be no assurance that the actions of the U.S. Government or other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect.

        On October 3, 2008, President Bush signed the Emergency Economic Stabilization Act of 2008 (the "EESA") into law. Pursuant to the EESA, the U.S. Treasury has the authority to, among other things, purchase up to $700 billion of securities from financial institutions for the purpose of stabilizing the financial markets. Under EESA and the Troubled Asset Relief Program ("TARP") Capital Purchase Plan, the U.S. Treasury has begun making equity investments in U.S. banks. Under EESA, Treasury has the power to expand its investments to include insurers, and there are reports that the Treasury is considering such action. The Company cannot predict whether Treasury will include insurers in its program or, if it does, the criteria it will use in selecting participants. In addition, the Company cannot predict whether participation, or lack thereof, would be viewed positively or negatively. If Treasury fails to include insurers in its programs, insurers could be at a competitive disadvantage as compared to other financial services companies. The Company cannot predict what other actions Treasury or other governmental and regulatory bodies may take, nor can there be any assurance as to the impact any governmental or regulatory actions will have on the financial markets, the economy or the Company.

QuickLinks

  Annex I
  Annex II
PART II
  Item 1A. Risk Factors